

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

March 22, 2010

Mr. Gary B. Sabin
Chairman and Chief Executive Officer
Excel Trust, Inc.
17140 Bernardo Center Drive, Suite 300
San Diego, CA 92128

> **Re: Excel Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed March 5, 2009**
> **File No. 333-164031**

Dear Mr. Sabin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your response to our prior comment 19. It is unclear to us from the language that has been added whether the majority of the four contribution properties or the contribution agreements are with your officers and directors. Please clarify.

2.   We note that your website located at www.ExcelREIT.com shows photos of three properties that will be contributed to you, but that you do not yet own. Please revise your website to reflect that you do not currently own these properties.

Prospectus Summary, page 1

3.   Please explain who determines the ratings for the "Class A" and "Class B" properties.

Retail Industry Overview, page 71

4.   We note your response to our prior comment 30 and reissue that comment in part. Please remove the prospective tenants from the Characteristics of Target Shopping Centers chart on page 71. It is inappropriate to include non-tenant examples as it suggests that such companies will become your tenants.

Management History and Experience, page 97

5.   Since you have combined the return disclosure of Excel Legacy Corporation and Price Legacy Corporation, please describe the pre-merger relationship. Please also describe how you have determined that the transaction was "valued at approximately $1.2 billion."

Shareholder Total Return, page 99

6.   We note your response to our prior comment 39. In addition, please separately show the return to stockholders for each prior public company for each year that Mr. Sabin served as chairman and chief executive officer. Please balance this information with disclosure that quantifies changes in net income or loss for each company during each relevant year.

7.   We note your response to our prior comment 40 that you have not included return information for New Plan Excel Realty Trust because Mr. Sabin did not serve as chairman and chief executive officer. Throughout the prospectus, however, you count New Plan Excel Realty Trust as one of the public companies in which your management team participated. Please expand your disclosure to discuss any adverse business developments attributable to New Plan Excel during the time period your management was involved.

8.   Please describe whether total return to stockholders for each company described may have been impacted by general market trends or other external factors unrelated to management action.

Underwriting, page 182

9.   We refer to your statement that, "The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them." It is unclear what this sentence means.

Please explain the meaning of discretionary accounts and what you mean by the statement that the underwriters do not intend to confirm sales. If sales to discretionary accounts will be capped at 5%, please revise your disclosure accordingly.

Summary of Significant Accounting Policies

Property, page F-22

10. Related to prior comment 54, please tell us whether or not any of the predecessor assets other than Newport Towne Center have been tested for impairment during the year ended December 31, 2009 and the results of such testing, if any.

Item 36. Financial Statements and Exhibits, page II-4

11. We note that you have filed the "form of" your Articles of Amendment and Restatement and Amended and Restated Bylaws. Please tell us why you are unable to file final charter documents prior to effectiveness of the registration statement.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Craig M. Garner, Esq.
        Robert Steenblik, Esq.
        Latham & Watkins LLP
        Via facsimile (858) 523-5450